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Davis Polk & Wardwell LLP 212 450 4000 tel 450 Lexington Avenue New York, NY 10017

April 17, 2020

Re:	The Charles Schwab Corporation
Registration Statement on Form S-4
Filed March 10, 2020
File No. 333-237064

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Sir or Madam,

On behalf of our client, The Charles Schwab Corporation, a Delaware corporation (the “Company” or “Schwab”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated April 6, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and marked copies of Amendment No. 1 showing the changes to the Registration Statement filed on March 10, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments, as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.

The Company also wishes to advise the Staff that, consistent with our discussion with the Staff on April 6, 2020 and the Commission’s recent disclosure guidance, the Company intends to further revise the Registration Statement prior to effectiveness to provide additional disclosure on the risks of COVID-19 on the Company’s business, financial condition and results of operations. The Company is currently in the process of completing this analysis in connection with the Company’s business update and financial reporting. The Company expects to be in a position to include this additional disclosure in a subsequent amendment to the Registration Statement shortly after April 21, 2020.

The Company also wishes to supplementally advise the Staff that, as discussed with the Staff on April 6, 2020, the purchase price sensitivity analysis included in the pro forma financial statements on page 64 of Amendment No. 1 has been updated to reflect the closing price of Schwab common stock as of April 13, 2020, and the related disclosure has been revised to note the recent variance in the trading price of Schwab common stock.

Office of Finance U.S. Securities and Exchange Commission
	2	April 17, 2020

Registration Statement on Form S-4

Questions and Answers, page 1

1.	Please disclose here the share ownership percentages that current shareholders of TD Ameritrade, as well as current shareholders of TD Bank, will hold following completion of the merger.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1.

2.

Please add a question and answer to describe what TD Bank’s shareholders will receive in the merger. In addition, describe the relationship between TD Ameritrade and TD Bank, as well as the insured deposit account agreement entered into in connection with the merger transaction, as referenced on page 190.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 3 of Amendment No. 1. The Company notes that TD Bank, as a stockholder of TD Ameritrade, is entitled to receive the merger consideration in accordance with the terms of the merger agreement, but the public stockholders of TD Bank will not receive the merger consideration (except to the extent any such public stockholders are also stockholders of TD Ameritrade).

Summary, page 18

3.

Please include an organization chart depicting the organizational structure of Schwab and TD Ameritrade both prior to and after the consummation of the transaction. This chart should also illustrate the states or countries of incorporation of various legal entities and various affiliations that exist.

Response:

In response to the Staff’s comment, the Company has provided an organizational chart on pages 22 and 23 of Amendment No. 1 depicting the organizational structure of Schwab and TD Ameritrade both prior to and after the consummation of the transaction.

4.

It appears based on the discussion in the Background of the Merger section on pages 105-106 that TD Ameritrade’s significant shareholders agreed to sign a voting agreement in favor of the merger with Schwab subject to the so called “Nebraska provision” in Section 4.06 of the Voting and Support Agreement filed as Annex D. If this provision is material to the merger transaction as a whole, please add it to the summary section or advise.

Response:

The Company respectfully advises the Staff that it does not believe the provision is material to the merger transaction as a whole as the inclusion of the provision did not materially change the economics or rationale of the merger for the principal parties involved.

Office of Finance U.S. Securities and Exchange Commission
	3	April 17, 2020

Risk Factors, page 66

5.	Please add a risk factor to discuss the potential conflict of interests between TD Ameritrade and TD Bank’s shareholders as it relates to the merger transaction.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 76 of Amendment No. 1.

Background of the Merger, page 93

6.

We note your discussion in the last paragraph on page 102 and first partial paragraph on page 103 that “it was the consensus of the strategic development committee that no other third party could reasonably be expected to propose and consummate a transaction that would provide equivalent or greater value to TD Ameritrade shareholders.” Please disclose if TD Ameritrade requested or received any other alternative merger proposals in the course of merger negotiations with Schwab.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Amendment No. 1.

7.

Refer to the selected comparable company analysis section beginning on page 126. Please disclose the comparable companies’ stock prices and EPS values, in addition to disclosing the median and average values.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 134 to include the comparable companies’ stock prices and EPS values.

The Merger

Certain Relationships between Schwab and TD Ameritrade, page 107

8.

We note your disclosure that no related party transactions took place that had an aggregate value in excess of 1% of either party’s consolidated revenues. Please disclose related party transactions that exceeded $120,000 because neither Schwab nor TD Ameritrade appear to qualify as smaller reporting companies or emerging growth companies. In the alternative please advise. Refer to Item 404(a) of Regulation S-K.

Response:

The Company respectfully advises the Staff that pursuant to Item 18(a)(7)(iii) of Form S-4, disclosure of related party transactions that exceed $120,000 is necessary only for persons who will serve as director or executive officer of the surviving or acquiring company. Item 18(a)(7)(iii) of Form S-4 requires disclosure of the information required by Item 404(a) of Regulation S-K with respect to persons who will serve as director or executive officer of the surviving or acquiring company. The Company does not believe that Item 18(a)(7)(iii), and therefore Item 404(a) of Regulation S-K, applies to transactions between the registrant and the company being acquired. The Company disclosed transactions that had an aggregate value in excess of 1% of either party’s consolidated revenues pursuant to Item 6 of Form S-4, which requires the registrant to describe past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented between the registrant or its affiliates and the company being acquired or its affiliates, and does not believe that there are any such other material contracts, arrangements, understandings, relationships, negotiations or transactions required to be disclosed by Item 6 of Form S-4 that have not been disclosed.

Office of Finance U.S. Securities and Exchange Commission
	4	April 17, 2020

Material United States Federal Income Tax Consequences of the Mergers, page 177

9.

Please remove the statement on the bottom of page 179 that the tax summary “is for general information only.” For guidance refer generally to Section III of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at www.sec.gov.

Response:	In response to the Staff’s comment, the Company has removed the statement on the bottom of page 188 that the tax summary “is for general information only.”

Part II

Signatures, page II-6

10.

Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she signed.

Response:

In response to the Staff’s comment, the Company has revised the signature page to indicate that Peter Crawford, Executive Vice President and Chief Financial Officer of Schwab, is signing the registration statement in his capacities as both Principal Financial Officer and Principal Accounting Officer.

Please do not hesitate to contact me at (212) 450-4736, (212) 701-5736 (fax) or lee.hochbaum@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Lee Hochbaum

Lee Hochbaum

cc:	Via E-mail

Peter J. Morgan III, Executive Vice President, General Counsel and Corporate Secretary, The Charles Schwab Corporation

Stephen J. Boyle, Interim President and Chief Executive Officer, TD Ameritrade Holding Corporation

Matthew M. Guest, Wachtell, Lipton, Rosen & Katz

Jacob A. Kling, Wachtell, Lipton, Rosen & Katz